April 29, 2009

Donald A. Meril
Vice President, Chief Financial Officer, and Corporate Secretary
Myers Industries, Inc.
1293 S. Main Street
Akron, Ohio 44301

>   **Re: Myers Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 1-08524**
>   **Response Letter Dated April 15, 2009**

Dear Mr. Meril:

    We refer you to our comment letter dated April 1, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance